FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Galiano Gold Inc. (formerly Asanko Gold Inc.) ("Galiano" or the "Company")

1066 West Hastings Street, Suite 1640

Vancouver, BC

V6E 3X1

Item 2: Date of Material Change

June 14, 2021

Item 3: News Release

The news release announcing the material change referred to in this report was disseminated on June 14, 2021 through Globe Newswire and a copy has been filed under Galiano's profile on SEDAR.

Item 4: Summary of Material Change

On June 14, 2021, Galiano announced that Greg McCunn had stepped down as Chief Executive Officer and as a director of the Company, and that the Company had appointed Matt Badylak, the Company's current Chief Operating Officer, to the position of President & Chief Executive Officer and as a member of the board of directors of the Company.

Item 5:

5.1 Full Description of Material Change

On June 14, 2021, Galiano announced that Greg McCunn had stepped down as Chief Executive Officer and as a director of the Company. The Company also announced that it had appointed Matt Badylak, the Company's current Chief Operating Officer, to the position of President & Chief Executive Officer. Mr. Badylak also joined the board of directors of the Company at the same time. Mr. Badylak has held a number of senior management roles in operations over his 20 years of mining experience across North America, Australia, Asia and Africa and holds a Bachelor of Science in Extractive Metallurgy & Chemistry from Murdoch University in Perth and is a member of the Australian Institute of Mining and Metallurgy.

5.2 Disclosure for Restructuring Transaction

Not applicable.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

For further information, please contact Peter Lekich, Vice President of Investor Relations of Galiano, at (778) 729-0608.

Item 9: Date of Report

 June 22, 2021.